

Mail Stop 3233

August 15, 2017

Via E-mail
Danion Fielding
Vice President, Chief Financial Officer and Treasurer
Getty Realty Corp.
Two Jericho Plaza, Suite 110
Jericho, New York 11753

     Re: **Getty Realty Corp.**
              Form 10-K for the year ended December 31, 2016
              Filed March 2, 2017
              File No. 001-13777

Dear Mr. Fielding:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Note 10 – Discontinued Operations and Assets Held for Sale, page 63

1.   We note that your discontinued operations consist of properties that have been classified as held for sale since June 30, 2014. Please tell us what consideration you gave to ASC 205-20-45-1 when determining that these assets should still be classified as held for sale, given the extended length of time that they have been classified as such. In your response, include an assessment of the probability that a sale will be consummated.

Item 9B. Other Information, page 68

2.   We note that you have provided summarized financial information for CF United LLC in a form consistent with Rule 1-02(bb) of Regulation S-X. This information may be unaudited. However, you have labeled the data as audited and referred to a third-party accounting firm. In future filings, please include an audit report and consent from the

third-party accounting firm, or do not label the summarized financial information as audited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities